Filed by International Bancshares Corporation
(Commission File No. 0-9439) pursuant to Rule 425
under the Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 of the
Securities and Exchange Act of 1934, as amended.
Subject Company: Local Financial Corporation
(Commission File No. 001-13949)

     On May 13, 2004, International Bancshares Corporation and Local Financial Corporation jointly issued the following press release:

International Bancshares Corporation and Local Financial Corporation Announce
Election Deadline In Connection With Pending Merger

LAREDO, TEXAS, and OKLAHOMA CITY, OKLAHOMA, May 13, 2004 — In connection with the pending merger between International Bancshares Corporation (Nasdaq: IBOC) and Local Financial Corporation (Nasdaq: LFIN), as previously announced, LFIN stockholders wishing to make an election to receive the merger consideration in the form of cash or shares of IBOC common stock (or a combination of cash and shares of IBOC common stock), subject to proration, must deliver to American Stock Transfer, the Exchange Agent, a properly completed Election Form and Letter of Transmittal, together with their stock certificates or properly completed notices of guaranteed delivery, by 5:00 P.M., New York City time, on Friday, June 11, 2004, the election deadline.

LFIN stockholders who do not properly deliver such documentation to American Stock Transfer (at the address specified in the Election Form and Letter of Transmittal) prior to the election deadline will not be able to elect the form of merger consideration they would like to receive. The amount of cash and/or IBOC common stock that such non-electing stockholders will receive will then depend primarily on the elections made by the other LFIN stockholders, as more fully described in the proxy statement-prospectus previously sent to stockholders.

The Election Form and Letter of Transmittal was mailed to LFIN stockholders on or about May 12, 2004. LFIN stockholders may obtain additional copies of the Election Form and Letter of Transmittal by contacting the Exchange Agent at (877) 770-0800, ext. 6820.

Prior to the election deadline, LFIN stockholders who have made elections may change their elections by submitting to the Exchange Agent a revised Election Form and Letter of Transmittal, properly completed and signed, that is received by the Exchange Agent prior to the election deadline and by otherwise timely complying with the other conditions for valid elections set forth in the Election Form and Letter of Transmittal. LFIN stockholders who have made elections and submitted their share certificates may at any time prior to the election deadline revoke their elections and withdraw their share certificates deposited with the Exchange Agent by written notice to the Exchange Agent received prior to the election deadline. After the election deadline, LFIN stockholders may not change or revoke their elections and may not withdraw their share certificates unless the merger agreement is terminated. IBOC and LFIN are working to complete the merger as promptly as possible. Completion of the merger is subject to the satisfaction of several conditions, including the approval of LFIN’s stockholders, set forth in the merger agreement.

About IBOC and LFIN

IBOC is a $6.6 billion multi-bank financial holding company headquartered in Laredo, Texas, with more than 100 facilities and over 200 ATMs serving 34 communities including Houston, San Antonio, Corpus Christi, McAllen, Brownsville, Port Lavaca, Zapata, Eagle Pass and several others in the central, southern and Gulf Coast regions of Texas.

LFIN is the $2.9 billion parent company of Local Oklahoma Bank, which provides a full range of commercial and personal banking services at 52 locations across Oklahoma. Its primary markets include Oklahoma’s largest population and business centers: Oklahoma City, Tulsa and Lawton, as well as cities from Miami in the northeastern corner of the state, to Elk City in the west and Ardmore in southern Oklahoma.

Forward Looking Statements and Other Notices

This document and information on IBOC’s and/or LFIN’s website may contain forward-looking information (including information related to plans, projections or future performance of IBOC and its subsidiaries and planned market opportunities, employment opportunities and synergies from the acquisition of LFIN), the occurrence of which involve certain risks, uncertainties, assumptions and other factors which could materially affect future results. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, IBOC’s results could differ materially from IBOC’s and/or LFIN’s expectations in these statements. Neither IBOC nor LFIN assumes any obligation and does not intend to update these forward-looking statements. For further information, please see IBOC’s and LFIN’s reports filed with the SEC pursuant to the Securities Exchange Act of 1934, which are available at the Securities and Exchange Commission’s (SEC) website at www.sec.gov.

In connection with the proposed transaction, IBOC and LFIN have filed a proxy statement-prospectus with the SEC. Investors and security holders are advised to read the proxy statement-prospectus because it contains important information. Investors and security holders may obtain a free copy of the proxy statement-prospectus and other documents filed by IBOC and LFIN with the SEC at the SEC’s website at http://www.sec.gov.

IBOC, LFIN and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of IBOC and LFIN in connection with the proposed merger. Information about the directors and executive officers of IBOC and their ownership in IBOC stock can be found in IBOC’s proxy statement for its 2004 annual meeting of stockholders. Information about the directors and executive officers of LFIN and their ownership in LFIN stock can be found in the proxy statement-prospectus filed with the SEC in connection with the merger.

IBOC’s and LFIN’s filings with the SEC are available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. In addition, requests for documents relating to IBOC and LFIN should be directed as follows:

For IBC:	For Local:
International Bancshares Corporation	Local Financial Corporation
P.O. Box 1359	3601 N.W. 63rd Street
1200 San Bernardo	Oklahoma City, Oklahoma 73116
Laredo, Texas 78040	Attn: Richard L. Park, Chief Financial Officer
Attn: Eliza Gonzalez, First Vice President-IBC Bank	(405) 841-2298
(956) 722-7611